AMENDMENT


07001808

COMMISSION
-0549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

CM

SEC FILE NUMBER
8- 46981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Healthcare Community Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Empire Drive
(No. and Street)

Rensselaer (City) New York (State) 12144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. DelPozzo (518) 431-7787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

66 State St. (Address) Albany (City) NY (State) 12207 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. DelPozzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthcare Community Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, CFO

Title

KAREN KAUFMAN-WHITE
Notary Public, State of New York
Qual. in Greene Co. No. 01KA6045515
Commission Expires July 31, 2010

Karen Kaufman-White

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cashflow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report ~~describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~ on internal control required by Sec Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Healthcare Community Securities Corporation
Reconciliation of Net Capital Computation
For the year ended 12/31/2006

	ORIGINAL FOCUS Dec-06	FINAL AUDITED Dec-06	VAR $	
Net Capital				
Total ownership equity from Statement of Financial Condition	1,482,462	1,231,310	(251,152)	**Note 1**
Deductions and/or charges:				
Total nonallowable assets from Statement of Financial Condition				
Other Assets	(73,493)	(72,786)	707	**Note 2**
Commissions Receivable (over 30 days)	(37,200)	(37,200)	0	
Prepaid Income Taxes (reclassed by auditors, UHY, at 12/31/06)	0	(126,192)	(126,192)	**Note 3**
Prepaid Expenses	(4,650)	(4,650)	0	
Property and Equipment at Net	(31,853)	(31,853)	0	
Net Capital before haircuts on securities positions	1,335,266	958,629	(376,637)	
Haircuts on money market investment	(39,827)	(39,827)	0	
Net Capital	1,295,439	918,802	(376,637)	

Note 1			
Change in Ownership Equity	Audit activity resulting in the reduction of the final equity balance	(200,000.00)	Dividend to parent not previously recorded
		(14,000.00)	Increase in accrued incentives
		(8,799.00)	Increase in accrued broker commissions
		(59,885.00)	Increase in internal allocation of overhead expenses from parent to HCSC
		3,144.00	Other miscellaneous expense adjustments
		28,388.00	Decrease in income tax accrual
		(251,152.00)	
Note 2			
Change in Other Assets	Audit activity resulting in the reduction of unallowable other assets	707	Reduction in the carrying value of the deferred tax asset on the books
Note 3			
Change in Prepaid Income Tax	Audit activity resulting in the increase of unallowable prepaid income tax	(126,192)	Year-end reconciliation of income tax payable showed overpayment of federal & state income taxes - overpayment reclassed by our auditors, UHY, to prepaid income tax - $126,192 - from accrued expenses

END